UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-39859

Kuke Music Holding Limited

Room 303
Beijing Broadcasting Tower,
No. Jia 14, Jianwaidajie
Chaoyang District, Beijing
People’s Republic of China
+86-010-6561 0392
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Kuke Music Holding Limited, a Cayman Islands exempted company (the “Company”), a leading classical music service platform in China, entered into a securities purchase agreement with Streeterville Capital, LLC, a Utah limited liability company, in connection with the issuance and sale of (i) $1,142,500 aggregate principal amount of 8.0% Convertible Note Due July 5, 2025 (which can be convertible into up to 5,000,000 Class A ordinary shares, par value $0.001 per share (the “ordinary shares”)) and (ii) 950,000 American Depositary Shares (the “ADSs”) at a purchase price of $0.001 per share, representing 950,000 Class A ordinary shares.

As a foreign private issuer, the Company hereby intends to rely on home country practice of the Cayman Islands with respect to the requirements under the NYSE Listed Company Manual Rule 312.03.

The information contained in this Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-267655) and the Company’s Registration Statement on Form S-8 (Registration No. 333-256982).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kuke Music Holding Limited

By:	/s/ Li Li
Name:	Li Li
Title:	Chief Financial Officer

Date:	July 5, 2024

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